May 16, 2019

Robert D. Bondurant
Chief Financial Officer
Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, Texas 75662

       Re: Martin Midstream Partners L.P.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 000-50056

Dear Mr. Bondurant:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
Note 24. Subsequent Events, page 96

1. We note you acquired Martin Transport, Inc. on January 2, 2019. Tell us how you applied
      Rule 3-05(b) of Regulation S-X to determine the periods for which financial statements of
      Martin Transport, Inc. were required to be filed in your Form 8-K, as amended on March
      19, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert D. Bondurant
Martin Midstream Partners L.P.
May 16, 2019
Page 2

        You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Ethan Horowitz, Accounting Branch
Chief, at (202) 551-3311 with any other questions.



FirstName LastNameRobert D. Bondurant                     Sincerely,
Comapany NameMartin Midstream Partners L.P.
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